

May 20, 2013

Via E-mail
Mr. Paul Rivett
Vice President, Operations
Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, Ontario Canada M5J2N7

> **Re:** **Fairfax Financial Holdings Limited**
> **Form 40-F for Fiscal Year Ended December 31, 2012**
> **Filed March 8, 2013**
> **File No. 001-31556**

Dear Mr. Rivett:

We have reviewed your April 18, 2013 response to our April 4, 2013 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Exhibit 2: Audited Consolidated Financial Statements

Consolidated Statements of Earnings, page 28

1. Please refer to prior comment 2. We have considered the information provided in your response and do not believe it provides a sufficient basis for the position taken. We note that paragraph 7 of IAS 8 states that when an IFRS statement specifically applies to a transaction or condition that statement must be followed. We believe Paragraph 14(d)(ii) of IFRS 4 specifically applies. We note that this paragraph prohibits the netting the expense of reinsurance premiums against the premiums of the related insurance contracts. As a result, please provide us a proposed revised consolidated statements of earnings presentation that does not offset income or expense from your reinsurance contracts against the expense or income from the related insurance contracts.

Notes to Consolidated Financial Statements
18. Income Taxes, page 75

2. Please refer to prior comment 6. We acknowledge your proposed new disclosure. However, it does not include an explanation of the factors causing changes in the mix of profits/losses earned in the Canadian and foreign tax jurisdictions during the periods presented. Please provide us this information as proposed disclosure to be included in future filings.

3. Please refer to prior comment 7. We acknowledge your proposed new disclosure. However, it does not explain the factors underlying key caption changes in your reconciliations of income tax, as calculated at the statutory and effective tax rates. Please provide us this information for each period presented as proposed disclosure to be included in future filings, particularly for the captions, "Tax rate differential on income and losses incurred outside Canada" and "Change in unrecorded tax benefit of losses."

Exhibit 3: Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of Consolidated Performance, page 113

4. Please refer to prior comment 5. We acknowledge the information provided in your response. However, disclosure on pages 63 and 198 appears to indicate that your inability to cede further adverse reserve development may significantly impact the trend of your future reserve development and underwriting results as compared to prior periods. We continue to believe that investors would benefit from disclosure that quantifies the impact of your inability to cede further adverse development in future periods. Please provide us proposed disclosure to be included in future filings that quantifies the expected impact of this known trend and uncertainty on your future financial position, results of operations and cash flows. Also, as applicable, revise your MD&A on a segment basis, accordingly.

Sources of Net Earnings, page 120

5. Please refer to prior comment 9. Your current disclosure on page 150 does not provide all of the information that we requested. Please provide us proposed disclosure to be included in future filings that explains and quantifies the key factors underlying changes in your income tax expense provision (recovery) in relation to earnings (loss) before income taxes for the Canada and foreign tax jurisdictions for each period presented.

<u>Net Earnings by Reporting Segment, page 123</u>

6. Please refer to prior comment 10. We acknowledge the assertions in your response. However, we continue to believe that the disclosures you highlight are qualitative in nature and that investors would benefit from a quantification of the impact of your reinsurance activities on underwriting profit (loss) for those segments where this impact is material or has varied materially during the periods presented. Please provide us this information as proposed disclosure to be included in future filings.

     Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant